Exhibit 23.4

Consent of Cushman & Wakefield Western, Inc.

We hereby consent to the references to our firm under “The Merger—Real Estate Portfolio Appraisals by Cushman” in the Information Statement, Notice of Action Without A Meeting and Prospectus of Public Storage (the “Information Statement”), which is a part of this Registration Statement, and to the other references to our firm contained in the Information Statement. We also consent to the use of the summaries prepared by our firm of our appraisals of the properties of Public Storage Partners, Ltd, Public Storage Partners, II, Ltd., Public Storage Properties, Ltd., Public Storage Properties V, Ltd. and Public Storage Properties V, Ltd., which are included as Appendix B to the Information Statement.

/s/ R. Christian Sonne

July 1, 2011